UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                              musicmaker.com, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    62757C108
                                    ---------
                                 (CUSIP Number)


                                James Mitarotonda
                          BCG Strategic Investors, LLC
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019
                            ------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 January 4, 2001
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

         Introduction. This amends and supplements the Schedule 13D dated December 18, 2000, as amended by Amendment No. 1 thereto dated December 19, 2000 (the "Schedule"), filed with the Securities and Exchange Commission by BCG Strategic Investors, LLC ("BCG"), Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation with respect to the common stock, $.01 par value (the "Common Stock"), of musicmaker.com, Inc., a Delaware corporation ("musicmaker.com").

                  Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

                  On January 4, 2001, James Mitarotonda, as a representative of BCG, telephoned Devarajan S. Puthukarai, the chief executive officer of musicmaker.com and requested that musicmaker.com's three vacant seats on its board of directors be filled by BCG's nominees. Mr. Puthukarai, on behalf of musicmaker.com's current board of directors, rejected Mr. Mitarotonda's request. In response, on January 4, 2001, BCG sent a letter to musicmaker.com, a copy of which is attached hereto as Exhibit 3.

                  Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

                  3. Letter dated January 4, 2001 from BCG to musicmaker.com.


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

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 4, 2001

                                    BCG STRATEGIC INVESTORS, LLC

                                    By /s/ James Mitarotonda
                                       ----------------------------------------
                                    Name:  James Mitarotonda
                                    Title: Manager


                                    BARINGTON CAPITAL GROUP, L.P.

                                    By:  LNA Capital Corp., its general partner

                                    By /s/ James Mitarotonda
                                       ----------------------------------------
                                    Name:  James Mitarotonda
                                    Title: Chairman, President and C.E.O.

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.


                                    By: Barington Companies Investors, LLC

                                    By /s/ James Mitarotonda
                                       ----------------------------------------
                                    Name:  James Mitarotonda
                                    Title: Manager


                                    DOT COM INVESTMENT CORPORATION


                                    By: /s/ Seymour Holtzman
                                        ---------------------------------------
                                    Name:  Seymour Holtzman
                                    Title: President

                                                                      EXHIBIT 3


                          BCG Strategic Investors, LLC
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                            New York, New York 10019


                                                     January 4, 2001

musicmaker.com, Inc.
1740 Broadway
23rd Floor
New York, New York 10019

Attention: Devarajan S. Puthukarai
           Chairman, Chief Executive Officer and
           President

Gentlemen:

              We applaud the decision of the Company's board of directors, announced yesterday, to engage in a prompt liquidation of the Company rather than pursue a course of operation that had no prospects of profitability and is rapidly dissipating the Company's remaining assets. We were deeply disappointed, however, by the Company's failure to honor our request for board representation that I communicated to you earlier today.

              As you know, with over 38% of the Company's outstanding stock, our group is by far the Company's largest stockholder. We have an overriding interest in a liquidation process that will maximize the return to stockholders. In this regard, we seek no special treatment, and indeed cannot receive such treatment under Section 203 of the Delaware corporation law. Our interest is to obtain the greatest possible return to all stockholders, in which we will share on a pro rata basis.

              We reiterate therefore our request for representation on the board of directors. Commensurate with our holdings, we are asking the board to appoint our representatives to fill the three existing vacancies on the board. Our representatives will bring to the musicmaker board the judgment, experience, energy, objectivity and incentive to produce the greatest liquidation distribution to the Company's stockholders. We understand, for example, that the Company is a party to costly leases and other contractual arrangements, whose value to the Company was highly questionable even at the outset. Some of these arrangements will require great skill and determination to terminate on terms that are financially favorable to the Company. Our representatives will have that skill and determination.

              Virgin  Holdings,  from whom BCG purchased  its shares,  had three
representatives   on  the  board.  The  Company's  refusal  to  grant  us  equal representation is unreasonable, unfair and suspect.

              Time is now of the essence. With each passing day, the Company's assets diminish. Given our financial interest in the Company and our ability to bring substantial value to the liquidation process, we reiterate our demand that the board act promptly and affirmatively on our request for board representation.

              Please call me as soon as possible at (212) 974-5701 to discuss.

                                               Very truly yours,

                                               /s/ James Mitarotonda
                                               ----------------------
                                               James A. Mitarotonda


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